EXHIBIT 12.1

Hersha Hospitality Trust

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends

(dollars in thousands)

	Three Months Ended	Year Ended December 31,
	March 31, 2014	2013	2012	2011	2010	2009
Earnings

Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(4,868)	$16,988	$6,267	$(1,190)	$(12,612)	$(33,074)
Interest expensed and amortized premiums, discounts and capitalized expenses related to indebtedness	10,048	39,984	37,295	33,447	32,167	32,403
Distributed income of equity investees	—	568	1,387	132	—	400
	$(5,180)	$57,540	$44,949	$32,389	$19,555	$(271)

Combined Fixed Charges and Preferred Share Dividends

Interest expensed and amortized premiums, discounts and capitalized expenses related to indebtedness	$10,048	$39,984	$37,295	$33,447	$32,167	$32,403
Interest capitalized	242	1,320	1,542	1,372	46	10
Preferred share distributions	3,589	14,611	14,000	10,499	4,800	4,800
	$13,879	$55,915	$52,837	$45,318	$37,013	$37,213

Ratio of earnings to combined fixed charges and preferred share dividends	*	1.03	*	*	*	*

	Three Months Ended	Year Ended December 31,
	March 31, 2014	2013		2012	2011	2010	2009
Combined fixed charged and preferred share dividends in excess of earnings	$8,699	$	N/A	$7,888	$12,929	$17,458	$37,484